UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE
STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
 _____________________________________

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 001-34910
 _____________________________________
HUNTINGTON INGALLS INDUSTRIES, INC.
NEWPORT NEWS OPERATIONS SAVINGS
(401(k)) PLAN FOR UNION ELIGIBLE
EMPLOYEES
(Full title of the plan)
 _____________________________________

HUNTINGTON INGALLS INDUSTRIES, INC.
4101 Washington Avenue, Newport News, Virginia 23607
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2016	3

Notes to Financial Statements as of December 31, 2016 and 2015, and for the Year Ended December 31, 2016	4-11

SUPPLEMENTAL SCHEDULE -

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2016	12

SIGNATURE	13

EXHIBIT INDEX	14

NOTE: Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the HII Administrative Committee and Participants of the
Huntington Ingalls Industries, Inc. Newport News Operations Savings
(401(k)) Plan for Union Eligible Employees
Newport News, Virginia

We have audited the accompanying statements of net assets available for benefits of the Huntington Ingalls Industries, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Richmond, Virginia
June 22, 2017

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015
($ in thousands)

	2016	2015
ASSETS:
Investments — at fair value:
Cash equivalents	$1,087	$792
HII common stock	26,694	15,705
Registered investment company funds	71,389	71,508
Collective trust funds	202,193	180,373

Total investments	301,363	268,378

Notes receivable from participants	25,437	23,300

NET ASSETS AVAILABLE FOR BENEFITS	$326,800	$291,678

The accompanying notes are an integral part of these statements.

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016
($ in thousands)

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$21,364
Interest and dividends	1,167

Net investment income	22,531

Interest income on notes receivable from participants	1,042

Contributions:
Participant contributions	26,065
Employer contributions	13,221

Total contributions	39,286

Total additions	62,859

DEDUCTIONS:
Benefits paid to participants	27,427
Administrative expenses	310

Total deductions	27,737

INCREASE IN NET ASSETS	35,122

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	291,678

End of year	$326,800

The accompanying notes are an integral part of these statements.

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015, AND FOR THE YEAR ENDED DECEMBER 31, 2016

1.	DESCRIPTION OF THE PLAN
The following description of the Huntington Ingalls Industries, Inc. Newport News Operations Savings (401(k)) Plan for Union Eligible Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan was established by Newport News Shipbuilding and Dry Dock Company, effective July 1, 1992, as a defined contribution 401(k) plan that provides for tax-deferred savings with both a defined contribution 401(k) plan and an employee stock ownership plan ("ESOP"). The Plan sponsor is Huntington Ingalls Industries, Inc. ("HII" or the "Company").
All United Steelworkers of America, Local No. 8888, the International Association of Firefighters Local I-45, and the International Union Security, Police, and Fire Professionals of America Local 451 employees of the Company and its affiliates with at least 90 days of continuous service or 1,000 hours during a one-year period are eligible to participate in the Plan.
All of the Plan’s investments are participant-directed. Both the savings and the ESOP features are reported within the Plan’s financial statements. The Plan is administered by the HII Administrative Committee (the “Plan Administrator”). The trustee and record keeper for the Plan is Wells Fargo Bank, N.A. (the “Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Contributions — Plan participants may contribute from 1% to 30% of eligible compensation on a tax-deferred (pre-tax) basis through payroll withholdings. Active participants may change the percentage of their contributions at any time. The Company makes employer matching contributions to the Plan for participants covered under the terms of the Basic Labor Agreement between Huntington Ingalls Incorporated and the United Steelworkers of America and its Local 8888, the International Union Security, Police, and Fire Professionals of America and its Amalgamated Local No. 451, and the International Association of Fire Fighters and its Local I-45 (the "Basic Labor Agreement"). Such employer matching contributions are 100% of the first 2% of the participant’s annual compensation, 50% of the next 2% of the participant’s annual compensation, and 25% of the next 4% of the participant’s annual compensation contributed to the Plan. All Plan contributions are subject to the limitations prescribed by the Internal Revenue Code of 1986 (the “Code”).
Certain employees hired or re-hired on or after January 1, 2010 are eligible to receive an additional employer contribution known as a Retirement Account Contribution ("RAC"). RACs are calculated and credited for each payroll date.

The Company credits participants who meet eligibility requirements with a RAC each pay period in an amount determined as a percentage of eligible compensation for each pay period in accordance with the following table:

Percentage of
Participant's Age	Compensation
Less than 35	3
35–49	4
50 or older	5
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, any employer contributions, and an allocation of the Plan’s earnings, and charged with the participant's withdrawals, an allocation of the Plan’s losses, and an allocation of administrative expenses borne by the Plan. Allocations are based on the participant’s account balance, as defined in the Plan document. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.
Vesting — Plan participants are immediately vested in their own contributions (including any investment earnings thereon). Employer matching contributions become 100% vested upon the earlier of the participant’s attainment of two years of credited service as defined in the Plan document or normal retirement age (age 62). Full vesting of employer matching contributions also occurs upon termination of employment due to death, total disability, or a “reduction in force” as defined in the Basic Labor Agreement.
Plan participants are fully vested in their RAC, plus earnings thereon, upon the completion of three years of credited service.
Forfeited Accounts — Forfeitures of nonvested Company contributions plus earnings thereon may be used to reduce subsequent Company contributions. As of December 31, 2016 and 2015, forfeited accounts totaled approximately $54,000 and $310,000, respectively. During 2016, employer contributions were reduced by $414,000 due to forfeited nonvested accounts.
Investment Options — Upon enrollment in the Plan, participants may direct their contributions in 1% increments to any of the 21 investment options described in the Plan document. Participants may change their investment options on a daily basis.
Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $500 up to a maximum of 50% of their vested account balance or $50,000, whichever is less. A participant may not have more than one outstanding loan at any given time. The maximum loan period is four and a half years. Loans are secured by the assignment of the participant’s vested interest in the Plan and bear interest at a rate of prime plus 1%. Repayments are made through payroll deductions (for active employees) or other forms of payment (for former employees or employees on a leave of absence). As of December 31, 2016, participant loans have maturities through 2021 at an interest rate range of 4.25% to 4.75%.
Payment of Benefits — Distributions are generally made in a single lump sum payment as soon as practicable following termination of service, including layoff. However, a terminated participant under the age of 62 whose vested account balance exceeds $1,000 must consent to the distribution of his or her account balance prior to the date the participant attains age 62. Interests in the Company common stock fund are distributed in accordance with the ESOP plan provisions.

Withdrawals — A participant may withdraw all or a portion of his or her vested account balance, net of any loan balances, for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document), and such withdrawals are subject to tax withholdings as appropriate.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, U.S. and foreign government and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by the Trustee pursuant to a trustee agreement as directed and overseen by the HII Investment Committee (the "Investment Committee"). The shares of registered investment company funds are valued at quoted market prices, which represent the net asset values ("NAV") of shares held by the Plan at year end. Investments in the collective trust funds are valued based on the redemption prices of units owned by the Plan, which is based on the current fair value of the funds’ underlying assets. Securities traded on a national securities exchange, including investments in common stock, are valued at their quoted market prices at the end of the Plan year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Brokerage commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of a security are added to the cost of the security or deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain or loss resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.
Expenses — Administrative expenses of the Plan may be paid by either the Plan or the Plan's sponsor as provided in the Plan document.
Payment of Benefits — Benefit payments to participants are recorded upon distribution.
Revision — Management has revised to correct the 2015 Statement of Net Assets Available for Benefits to separately present the direct investments of the Huntington Ingalls Industries Fund. The two direct investments of this fund are Huntington Ingalls Common Stock of $15,705,000 and cash equivalents of $792,000.

3.	FAIR VALUE MEASUREMENTS
Accounting Standards Codification 820, Fair Value Measurement ("ASC 820"), clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.
The valuation techniques under ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:
Level 1 — Quoted prices for identical instruments in active markets. Level 1 investments of the Plan primarily include registered investment company funds based on pricing, frequency of trading, and other market considerations.
Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the Plan primarily include common stock valued at quoted market prices. There are no unfunded commitments for these securities, and there are no participant or Plan-level redemption restrictions.
Level 3 — Significant inputs to the valuation model are unobservable. There were no Level 3 investments in the Plan as of December 31, 2016 and 2015.
Transfers Between Levels - The Plan’s policy is to recognize transfers in and transfers out of hierarchy levels as of the actual date of the event or change in circumstances that caused the transfer. There were no transfers of investments between levels during the year ended December 31, 2016.

The following tables set forth by level the fair value hierarchy of the investments held by the Plan as of December 31, 2016 and 2015 ($ in thousands):

	As of December 31, 2016
	Level 1	Level 2	NAV (a)	Total
Registered investment company funds:
Equity	$64,018	$—	$—	$64,018
Fixed income	7,371	—	—	7,371

Total	71,389	—	—	71,389

Collective trust funds:
Equity	—	—	30,586	30,586
Asset allocation	—	—	71,499	71,499
Fixed income	—	—	12,430	12,430
Stable value fund	—	—	87,678	87,678

Total	—	—	202,193	202,193

Huntington Ingalls Industries Fund
Cash equivalents	1,087	—	—	1,087
HII common stock	26,694	—	—	26,694

Total	27,781	—	—	27,781

Total	$99,170	$—	$202,193	$301,363

	As of December 31, 2015
	Level 1	Level 2	NAV (a)	Total
Registered investment company funds:
Equity	$64,540	$—	$—	$64,540
Fixed income	6,968	—	—	6,968

Total	71,508	—	—	71,508

Collective trust funds:
Equity	—	—	27,564	27,564
Asset allocation	—	—	58,316	58,316
Fixed income	—	—	11,863	11,863
Stable value fund	—	—	82,630	82,630

Total	—	—	180,373	180,373

Huntington Ingalls Industries Fund (b)
Cash equivalents	792	—	—	792
HII common stock	15,705	—	—	15,705

Total	16,497	—	—	16,497

Total	$88,005	$—	$180,373	$268,378

(a) Investments are measured at fair value using NAV, and therefore have not been classified in the fair value hierarchy.
(b) Management has revised to correct the presentation of direct investments in Huntington Ingalls Common Stock ($15,705) and cash equivalents ($792) as Level 1 investments rather than the prior presentation of the Huntington Ingalls Industries Fund ($16,497) as a Level 2 investment.

4.	INTEREST IN STABLE RETURN FUND
The Stable Return Fund (the "Fund") is a collective trust fund sponsored by the Trustee. Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrapper agreement).
The Fund invests in assets, typically fixed income securities or bond funds, and enters into "wrapper" contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. Under the terms of the wrapper contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by participants in the trust for the underlying investments). To protect the participants’ principal and accrued interest, the wrapper contract provides that the adjustments to the crediting rate will not result in a future interest crediting rate that is less than zero.
Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the trust are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.
The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at fair value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, an employer election to withdraw from a wrapper contract in order to switch to a different investment provider, or the adoption of a successor plan (in the event of the spin-off or sale of a division) that does not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Plan management believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Plan investments include shares of Company common stock. The Huntington Ingalls Industries Fund held 144,926 and 123,805 shares of common stock of the Company with fair values of $26,694,000 and $15,705,000, as of December 31, 2016 and 2015, respectively. The Huntington Ingalls Industries Fund also held cash and cash equivalents with fair values of approximately $1,087,000 and $792,000 as of December 31, 2016 and 2015, respectively.
Plan investments also included shares of registered investment company funds and collective trust funds managed by the Trustee, which also qualify as party-in-interest transactions. Fees paid by the Plan for investment services were included as a reduction of the return earned on each fund. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

6.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and applicable collective bargaining agreements. In the event of the Plan’s termination, the interests of all participants in their accounts would become 100% vested.

7.	FEDERAL INCOME TAX STATUS
The Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Internal Revenue Code. A Form 5300 Application for Determination for Employee Benefit Plans was filed with the Internal Revenue Service in January 2016 to request a favorable determination letter for the Plan.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2016, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. While the Plan is subject to routine audits by taxing jurisdictions, no audits are currently in progress for any tax periods.

******

HUNTINGTON INGALLS INDUSTRIES, INC. NEWPORT NEWS
OPERATIONS SAVINGS (401(k)) PLAN FOR UNION ELIGIBLE EMPLOYEES

Employer ID No: 90-0607005
Plan No: 107

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016
($ in thousands)

(a)	(b) Identity of Issue, Borrower,Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
	Registered investment company funds:
	Fidelity	Capital Appreciation	**	$31,546
	American Funds	Europacific Growth Fund	**	8,937
	Principal	Midcap Fund	**	13,737
	Met West	Total Return Fund	**	7,371
	Fidelity	Small Cap Discovery	**	9,798
				71,389
	Collective trust funds:
*	Wells Fargo	Stable Return Fund	**	87,678
*	Wells Fargo	S&P 500 Index Fund	**	28,272
*	Wells Fargo	U.S. Aggregate Bond Index Fund	**	12,430
	BlackRock	Lifepath Index 2025	**	10,733
	BlackRock	Lifepath Index 2020	**	8,357
	BlackRock	Lifepath Index 2030	**	7,468
	BlackRock	Lifepath Index 2050	**	11,495
	BlackRock	Lifepath Index 2045	**	6,145
	BlackRock	Lifepath Index 2035	**	5,705
	BlackRock	Lifepath Index 2055	**	15,514
	BlackRock	Lifepath Index 2040	**	4,739
	BlackRock	Lifepath Index Retirement	**	1,342
	BlackRock	International Equity Investment Fund	**	267
*	Wells Fargo	Russell 2000 Index Fund	**	723
*	Wells Fargo	S&P Midcap Index Fund	**	1,325
				202,193

	Huntington Ingalls Industries Fund
*	HII common stock	144,926 shares		26,694
*	Cash equivalents	Money Market		1,087
				27,781

*	Plan participants	Participant loans maturing 2017–2021 at an interest rate of 4.25% to 4.75%	**	25,437

	TOTAL			$326,800

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huntington Ingalls Industries, Inc. Newport News Operations Savings (401(k)) Plan For Union Eligible Employees

Date: June 22, 2017	By:	/s/ Nicolas G. Schuck
Nicolas G. Schuck
Corporate Vice President, Controller and Chief Accounting Officer

EXHIBIT INDEX

23.1	Consent of Deloitte & Touche LLP.